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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

FIRST QUARTER NEWS RELEASE
Investor Contact : Anthony Chan
     E-MAIL: shareholder@namtai.com
Unit 5811-12, 58/F, The Center
     WEB : www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
TEL: (852) 2341 0273 FAX: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q1 2009 Sales down 30.6%, Gross profit margin at 7.0%
SHENZHEN, PRC — May 11, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2009.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (Unaudited)
	Q1 2009	Q1 2008	YoY(%)
Net sales	$102,150	$147,129	(30.6)
Gross profit	$7,122	$19,530	(63.5)
% of sales	7.0%	13.3%	—
Operating (loss) income (a)	($6,539)	$7,812	(183.7)
% of sales	(6.4%)	5.3%	—
per share (diluted)	($0.14)	$0.17	(182.4)
Net (loss) income attributable to Nam Tai shareholders (a)	($3,881)	$28,366	(113.7)
% of sales	(3.8%)	19.3%	—
Basic (loss) earnings per share	($0.09)	$0.63	(114.3)
Diluted (loss) earnings per share	($0.09)	$0.63	(114.3)
Weighted average number of shares (’000)
Basic	44,804	44,804	—
Diluted	44,804	44,804	—
Note:

(a)	Operating loss and net loss for the first quarter of 2009 included $5.1 million of employee severance benefits in PRC subsidiaries.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on sale of shares of a subsidiary and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended
	March 31,
	2009		2008
		per share		per share
	millions	(diluted)	millions	(diluted)
GAAP Operating (Loss) Income	($6.5)	($0.14)	$7.8	$0.17
Add back/(Less):
- Share-based compensation expenses (a)	—	—	1.0	0.02
- Employee severance benefits in PRC subsidiaries (b)	5.1	0.11	—	—

Non-GAAP Operating (Loss) Income	($1.4)	($0.03)	$8.8	$0.19

GAAP Net (Loss) Income attributable to Nam Tai shareholders	($3.9)	($0.09)	$28.4	$0.63
Add back/(Less):
- Share-based compensation expenses (a)	—	—	1.0	0.02
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interest) (b)	3.2	0.07	—	—
- Gain on sale of shares of a subsidiary (c)	—	—	(20.2)	(0.45)

Non-GAAP Net (Loss) Income attributable to Nam Tai shareholders	($0.7)	($0.02)	$9.2	$0.20

Weighted average number of shares — diluted (’000)	44,804		44,804
Note:

(a)	The share-based compensation expenses were mainly in relation to options to purchase approximately 20 million share granted by the Company’s Hong Kong Stock Exchange listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633), to certain of its directors and employees in the first quarter of 2008. In December 2008, NTEEP repurchased and cancelled all of its outstanding 17,440,000 options from the option holders at a total consideration of approximately $42,000. Accordingly, Nam Tai recorded no share-based compensation expense during the three months ended March 31, 2009.

(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

(c)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2009
1. Quarterly Sales Breakdown
   (In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2009	2008	(Quarterly)	accumulated)
1st Quarter	102,150	147,129	(30.6)	(30.6)
2nd Quarter	—	146,168
3rd Quarter	—	160,534
4th Quarter	—	169,021
Total	102,150	622,852
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2009	2008
Segments	Q1 ( %)	Q1 ( %)
Consumer Electronic and Communication Products (“CECP”)	35%	48%
Telecommunication Component Assembly (“TCA”)	52%	40%
Liquid Crystal Display Products (“LCDP”)	13%	12%
	100%	100%
3. Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2009	2008	2008
Cash on hand (a)	$230.2 million	$267.2 million	$237.0 million
Ratio of cash (a) to current liabilities	2.73	2.32	1.66
Current ratio	3.79	3.42	2.67
Ratio of total assets to total liabilities	5.28	4.49	3.58
Return on Nam Tai shareholders’ equity	(4.8%)	33.4%	9.4%
Ratio of total liabilities to total equity	0.23	0.29	0.39
Debtors turnover	52 days	56 days	61 days
Inventory turnover	16 days	20 days	18 days
Average payable period	53 days	56 days	65 days

Note:	(a) Includes cash equivalents.
MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
Operations Review
Sales in the first quarter of 2009 were $102.2 million, a decrease of 30.6% as compared to sales of $147.1 million in the same quarter of 2008. Sales in our TCA segment for the first quarter of 2009 decreased by 11.1% as compared to the same quarter of 2008 mainly because of the decline in sales of flexible printed circuit, or FPC, sub-assemblies. Sales in our LCDP segment and CECP segment also dropped by 25.3% and 48.5%, respectively, during the first quarter of 2009 as compared to sales in such segments in the corresponding quarter of 2008. The decrease in sales in LCDP segment was principally a consequence of the decline in sales of LCD panels and our decision to reject an order with very thin margins. Sales in our CECP segment declined significantly because of the continuing effect of the ongoing global economic downturn. The weak demand for end products in the consumer market adversely affected our sales of all products including mobile phone accessories, which principally represented sales of our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices.
The Company’s gross profit margin in the first quarter of 2009 was 7.0% as compared to 13.3% in the first quarter of 2008, primarily resulting from the decline in sales. The lower margin was also caused by a shift of product mix where higher margin products in our CECP segment accounted for only 35% of sales in the first quarter of 2009, but 48% of sales in the first quarter of 2008. Gross profit in the first quarter of 2009 was $7.1 million, a decrease of 63.5% as compared to $19.5 million in the first quarter of 2008.
Net loss attributable to Nam Tai shareholders in the first quarter of 2009 was $3.9 million, which principally resulted from $3.2 million associated with employee severance benefit expenses incurred in our PRC subsidiaries, as compared to net income of $28.4 million reported in the first quarter of 2008. The $3.2 million in employee severance benefit expenses we incurred in the three months ended March 31, 2009 were net of income taxes and amounts attributable to the noncontrolling interest of Nam Tai Electronic & Electrical Products Limited, or NTEEP, our Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which we hold 74.88% of the issued share capital. The net income we reported in the first quarter of 2008 was principally the result of a $20.2 million gain on the sale of our entire equity interest in J.I.C. Technology Company Limited. Basic and diluted loss per share in the first quarter of 2009 were $0.09 per share, as compared to basic and diluted earnings per share of $0.63 in the first quarter of 2008.
Non-GAAP Financial Information
Non-GAAP operating loss for the first quarter of 2009 was $1.4 million, or $0.03 per share (diluted), compared to non-GAAP operating income of $8.8 million, or $0.19 per share (diluted), in the first quarter of 2008. Non-GAAP net loss attributable to Nam Tai shareholders for the first quarter of 2009 (a rare quarterly loss since the Company’s IPO, a span of about 20 years) decreased to $0.7 million, or $0.02 per share (diluted), compared to income of $9.2 million, or $0.20 per share (diluted), in the first quarter of 2008.
Liquidity and Financial Resources
Despite current economic conditions, Nam Tai’s financial position remained strong with $230.2 million cash on hand at March 31, 2009, of which $95.3 million was held by NTEEP and its subsidiaries. Net cash provided by operating activities in the current first quarter was $13.2 million. During the first quarter of 2009, the Company incurred capital expenditures of $11.2 million and paid cash dividends for the last quarter of 2008 of $9.9 million to shareholders. On February 9, 2009, we announced that we do not intend to declare dividends in 2009 in order to maintain stronger cash reserves in view of the uncertainty caused by the global economic downturn.
Nam Tai’s cash on hand has been invested in term deposits with HSBC and China Construction Bank, generating minimal income in the current environment that offers low interest rates on such deposits. We have not yet found better investments for our cash in excess of amounts needed to fund ongoing operations that offer quality, safety and the potential for higher returns.
The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.

1	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license. “

EXPANSION PROJECTS
During the first quarter of 2009, we expended approximately $11 million on our ongoing expansion project in Wuxi near the East Coast of China, approximately 80 miles Northwest of Shanghai. Construction of our new facility in Wuxi is nearing completion and we expect that it will be available for mass production of FPC boards, FPC subassemblies and other products by the fourth quarter of 2009.
Because of the current economic global downturn, we previously announced plans to postpone construction, until at least mid-2009 or later, of two other new manufacturing facilities, one in the Shenzhen Guangming Hi-Tech Industrial Park and the other on a second parcel we hold in Wuxi. We are now considering the indefinite postponement or termination of the second Wuxi expansion project, combining the operations we contemplated for that second Wuxi facility into the first facility that is nearing completion. We also plan to explore the feasibility of returning the second Wuxi parcel to the Wuxi government. This revision of our expansion projects will permit us, at the appropriate time, to concentrate our resources on the construction of new facilities in Shenzhen Guangming for future growth when business conditions recover.
EFFORTS TO PRIVATIZE NTEEP
In February 2009, Nam Tai announced its intent to seek to privatize NTEEP by making a cash offer aggregating approximately $43 million for the shares of NTEEP it did not own (the “Offer Shares”). Completion of that offer and the resulting privatization of NTEEP were conditioned upon Nam Tai acquiring at least 90% of the Offer Shares. As of the closing date of its cash offer, Nam Tai had received valid acceptances in respect of 195,899,531 Offer Shares, representing approximately 88.46% of the total number of the Offer Shares. Therefore, the condition of Nam Tai’s offer was not satisfied on April 6, 2009.
After the announcement that Nam Tai’s offer had been declared as unsuccessful, NTEEP received complaints from shareholders holding Offer Shares (“Independent Shareholders”) that a total of 3,740,000 of NTEEP’s shares, or approximately 1.69% of the Offer Shares, had been intended for acceptances but were not tendered because of broker omission and miscommunication from the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Had those Offer Shares been tendered, the 90%-condition required for Nam Tai’s cash offer would have been fulfilled.
Accordingly, at Nam Tai’s behest, its financial advisor requested an extension of Nam Tai’s offer to the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong, which request was referred to the Takeovers and Mergers Panel (the “Panel”) for a ruling. After hearing, the Panel determined that Nam Tai’s offer was already closed and could not be re-opened.
Nam Tai is still exploring with the Securities and Futures Commission of Hong Kong the possibility of reviving its offer, but there can be no assurances that Nam Tai’s efforts in this regard will be successful or that, if permitted, a revived offer to acquire the Offer Shares would actually satisfy the 90%-condition and thereby result in the privatization of NTEEP.
OUTLOOK
The recent global economic downturn may aggravate and exacerbate the difficult business environment we currently face and could result in continuing negative effects to our results of operations over the next several quarters. In an effort to counter the negative effects from the decline in our sales, management is continuing to focus on reducing costs and improving operating and manufacturing efficiencies.
Since December 31, 2008, we have reduced our headcount by 2,000 employees, from 7,100 at the end of December 2008, to 5,100 at the end of March 2009, representing an additional 28.2% reduction in our workforce during the three months ended March 31, 2009. We recognized approximately $5.1 million in pre-tax expenses in connection with these severance and termination arrangements during the three months ended March 31, 2009. Our headcount at September 30, 2008 was 9,700, and thus we have cumulatively reduced our total workforce by 47.2% during the six months ended March 31, 2009, incurring an aggregate of approximately $5.7 million in pre-tax expenses in connection with these severance and termination arrangements during that period. Additionally, beginning in the second quarter of 2009, we began a program to reduce employee salaries by up to 30 percent from the salaries prevailing at the end of the first quarter of 2009. These reductions in headcount and salaries are intended to reduce operating expenses in order to address current market conditions and to better align the Company’s manufacturing capacity with the current weak demand we are experiencing across all of our product segments.
Even assuming that the global economic crisis does not deteriorate further, we expect that it will be difficult for the Company to improve operating results significantly or at all in 2009.
We had hoped that we would benefit from the successful privatization of NTEEP by enabling us, as NTEEP’s sole owner, to simplify our group structure further, allow for the reduction of aggregate and consolidated operating costs, eliminate actual or perceived conflicts of interest, and reduce administration time and costs and regulatory burdens of maintaining the listing status of a subsidiary having publicly-traded securities. However, our recent offer to privatize NTEEP has failed and the possibility of reviving it, of successfully privatizing NTEEP and of thereby being provided with the opportunity to improve our operating results sooner than currently expected remain uncertain.
We have taken a conservative position regarding expected demand during 2009 as the economic downturn continues or worsens, and expect further near-term declines in revenues that could result in additional losses from operations during periods in 2009 and until the global business environment recovers. However, we continue to work toward better serving our customers in select markets by strengthening our sales force and customer and technical support in Japan and Taiwan. By seeking to capitalize on these perceived opportunities, we hope to ensure a more robust future when end markets stabilize and the recovery cycle begins.
MANAGEMENT’S ASSESSMENT AND AUDITOR’S REPORT ON NAM TAI’S INTERNAL CONTROL OVER FINANCIAL REPORTING
The Sarbanes-Oxley Act of 2002 introduced requirements for management to provide in a company’s annual reports filed with the United States Securities and Exchange Commission (the “SEC”) an assessment of its internal control over financial reporting and for the company’s independent auditor to attest to management’s assessment. The filing on March 13, 2009 of Nam Tai’s Annual Report on Form 20-F for the year ended December 31, 2008 with the SEC marked the third consecutive year that the assessment of Nam Tai’s management concluded that the Company’s internal control over financial reporting was effective based on criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. It further marked the third consecutive year that Nam Tai’s independent auditors audited management’s assessment of its internal control over financial reporting and reported that Nam Tai maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on such criteria.

ANNUAL MEETING OF SHAREHOLDERS
The Company will hold its Annual Meeting of Shareholders at 11:30 a.m. (Pacific Daylight Time) on Friday, June 5, 2009 at The Pan Pacific Vancouver Hotel, Pacific Rim Suite 1, 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, Canada. The record date for voting is April 22, 2009.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements in this press release, such as management’s plans to focus on efforts to reduce costs, improve operating and manufacturing efficiencies, management’s perceptions of opportunities and plans to increase Nam Tai’s presence in Japan and Taiwan in an effort to ensure a more robust future, management’s assessment of the soundness of Nam Tai’s financial condition, strength of its cash position and adequacy of its liquidity to weather the current economic meltdown, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “seeks”, “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release. These risks and uncertainties include whether the effects of management’s efforts or actions to decrease costs by reducing Nam Tai’s workforce or implementing reductions of salaries of Nam Tai’s employees or to improve operating and manufacturing efficiencies will achieve material improvements or maintain gross margins or will offset expected declines in revenues; whether managements actions to capitalize on perceived opportunities in targeted markets, such as Japan and Taiwan, will have a meaningful effect on sales or justify the funds expended in the process; whether management’s cost reduction measures will enable Nam Tai to emerge from current economic conditions stronger or overcome or even cope with adverse global economic conditions generally or the fallout from such conditions on Nam Tai’s business specifically; the effect of increasing taxes and labor costs from new tax and labor legislation in the PRC; whether Nam Tai’s revised expansion plans will be effective or sufficient to conserve capital or focus resources; whether Nam Tai’s continuing efforts to privatize NTEEP will prove successful and, if so, provide Nam Tai’s with meaningful anticipated benefits from such success; and whether Nam Tai’s decision to eliminate the declaration of dividends during 2009 (or beyond should conditions warrant) will be sufficient to conserve sufficient cash to fund future operations. Product orders and Nam Tai’s operating results, available cash, cash flows, operating results and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the continuing uncertainties and fears regarding the world’s and nations’ economies, Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005 and has shown little signs of abating, inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; successful implementation of operating cost structures that align with revenue; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed for its planned expansion project in Wuxi or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations, other unexpected project delays or unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and to a new location and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as Severe Acute Respiratory Syndrome or Bird Flu or recent outbreaks of swine flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on March 13, 2009 with the SEC.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of May 11, 2009 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns 74.88% of the outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may be accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (a)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2009	2008

Net sales	102,150	147,129
Cost of sales	95,028	127,599

Gross profit	7,122	19,530

Costs and expenses
Selling, general and administrative expenses	6,423	9,351
Research and development expenses	2,180	2,367
Employee severance benefits	5,058	—

	13,661	11,718

Operating (loss) income	(6,539)	7,812

Other income — net	2	1,386
Gain on sale of shares of a subsidiary	—	20,206
Interest income	406	1,715
Interest expense	(106)	(74)

(Loss) income before income tax	(6,237)	31,045
Income tax credit (expenses)	237	(259)

Net (loss) income	(6,000)	30,786
Less : Net loss (income) attributable to the noncontrolling interest	2,119	(2,420)

Net (loss) income attributable to Nam Tai shareholders	$(3,881)	$28,366

(Loss) earnings per share (attributable to Nam Tai shareholders)
Basic	$(0.09)	$0.63

Diluted	$(0.09)	$0.63

Weighted average number of shares (‘000)
Basic	44,804	44,804

Diluted	44,804	44,804

(a)	On January 1, 2009, Nam Tai adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2009 AND DECEMBER 31, 2008
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2009	2008

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$230,169	$237,017
Accounts receivable, net	58,539	104,150
Entrusted loan receivable (Note 1)	8,199	8,199
Inventories	16,611	27,300
Prepaid expenses and other receivables	3,788	4,148
Deferred tax assets — current	1,925	1,232

Total current assets	319,231	382,046

Property, plant and equipment, net	105,870	108,067
Land use right	13,519	13,593
Deposits for property, plant and equipment	3,657	2,937
Goodwill	2,951	2,951
Deferred tax assets — non-current	3,233	3,547
Other assets	920	920

Total assets	$449,381	$514,061

LIABILITIES
Current liabilities:
Short term bank loans	$1,038	$—
Entrusted loan payable (Note 1)	8,199	8,199
Accounts payable	55,000	98,125
Accrued expenses and other payables	19,905	25,967
Dividend payable	—	9,857
Income tax payable	165	861

Total current liabilities	84,307	143,009

Deferred tax liabilities — non-current	762	740

Total liabilities	85,069	143,749

EQUITY (a)
Nam Tai shareholders’ equity:
Nam Tai common shares	448	448
Additional paid-in capital	282,767	282,767
Retained earnings	35,173	39,054
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total Nam Tai shareholders’ equity	318,380	322,261

Noncontrolling interest (NTEEP)	45,932	48,051

Total equity	364,312	370,312

Total liabilities and equity	$449,381	514,061

Note: Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company with the Securities and Exchange Commission filed on March 13, 2009.

(a)	On January 1, 2009, Nam Tai adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (4)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income attributable to Nam Tai shareholder	$(3,881)	$28,366
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,415	5,695
Net (gain) loss on disposal of property, plant and equipment	(255)	4
Gain on sale of shares of a subsidiary	—	(20,206)
Share-based compensation expenses	—	1,000
Noncontrolling interest	(2,119)	2,420
Deferred income tax credit	(357)	(495)
Unrealised exchange loss (gain)	73	(2,570)
Changes in current assets and liabilities:
Decrease in accounts receivable	45,611	5,839
Decrease in inventories	10,689	3,869
Decrease in prepaid expenses and other receivables	360	1,460
Decrease in income tax recoverable	—	1,872
(Decrease) in notes payable	—	(721)
(Decrease) in accounts payable	(43,125)	(28,992)
Increase (decrease) in accrued expenses and other payables	1,515	(560)
(Decrease) increase in income tax payable	(696)	393

Total adjustments	17,111	(30,992)

Net cash provided by (used in) operating activities	$13,230	$(2,626)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,162)	(1,888)
(Increase) decrease in deposits for purchase of property, plant and equipment	(720)	309
Increase in prepayment for land use right	—	(663)
Proceeds from disposal of property, plant and equipment	696	8
Net cash inflow from disposal of subsidiaries	—	6,775

Net cash (used in) provided by investing activities	$(11,186)	$4,541

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(9,857)	$(9,309)
Proceeds from bank loans	1,038	—
Repayment of bank loans	—	(423)

Net cash used in financing activities	$(8,819)	$(9,732)

Net decrease in cash and cash equivalents	(6,775)	(7,817)
Cash and cash equivalents at beginning of period	237,017	272,459
Effect of exchange rate changes on cash and cash equivalents	(73)	2,570

Cash and cash equivalents at end of period	$230,169	$267,212

(4)	On January 1, 2009, Nam Tai adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests for all periods presented.

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co., Ltd. as the entrusting party and Jetup Electronic (Shenzhen) Co., Ltd. as the borrower, via HSBC Bank (China) Company Limited, Shenzhen Branch as the lender.
2.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive (loss) income attributable to the Nam Tai shareholder of the Company was ($3,881) and $28,366 and for the noncontrolling interest was ($2,119) and $2,420, for the three months ended March 31, 2009 and March 31, 2008, respectively.
3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited
	Three months ended
	March 31
	2009	2008

NET SALES :
- CECP	$35,967	$69,787
- TCA	52,688	59,282
- LCDP	13,495	18,060

Total net sales	$102,150	$147,129

NET (LOSS) INCOME ATTRIBUTABLE TO NAM TAI SHAREHOLDERS:
- CECP	$(45)	$7,658
- TCA	(1,883)	2,113
- LCDP	(1,657)	37
- Corporate	(296)	18,558

Total net (loss) income attributable to Nam Tai shareholders	$(3,881)	$28,366

	Unaudited	Audited
	Mar. 31, 2009	Dec. 31, 2008

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$145,267	$189,889
- TCA	122,577	164,516
- LCDP	37,546	42,977
- Corporate	143,991	116,679

Total assets	$449,381	$514,061

4.	A summary of the net sales, net (loss) income attributable to Nam Tai shareholder and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2009	2008

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	102,150	147,129
Intercompany sales	8	80

- Intercompany eliminations	(8)	(80)

Total net sales	$102,150	$147,129

NET (LOSS) INCOME ATTRIBUTABLE TO NAM TAI SHAREHOLDERS WITHIN:
- PRC, excluding Hong Kong and Macao	$(3,523)	$4,876
- Hong Kong and Macao	(358)	23,490

Total net (loss) income attributable to Nam Tai shareholders	$(3,881)	$28,366

	Unaudited	Audited
	Mar. 31, 2009	Dec. 31, 2008

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$119,237	$121,475
- Hong Kong and Macao	152	185

Total long-lived assets	$119,389	$121,660

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 12, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer